SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of November 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: New Licence in Shanghai




Friday 19 November 2004



CITIC Prudential continues to expand in China with launch in Shanghai


Prudential plc's life insurance joint venture, CITIC Prudential, has received official approval by the China Insurance Regulatory Commission (CIRC) to open a new branch in Shanghai. As the only European life insurer with four licences in China, Prudential is well positioned to continue its expansion in the rapidly growing Chinese market.


Mark Norbom, Chief Executive of Prudential Corporation Asia, said "China is a very important market for Prudential and we are delighted that CITIC Prudential has received a fourth licence. It is further evidence that we are making excellent progress toward achieving our goal of building a sustainable and material business that meets the savings, protection and investment needs of the Chinese people."


"Our life insurance partnership with Prudential continues to expand and grow strongly" added Mr. Wang Jun, Chairman of CITIC Group. "With operations in Guangzhou, Beijing, Suzhou and a licence for the city of Shanghai, CITIC Prudential is well positioned to continue its growth in the Chinese market. We look forward to the continued development of our partnership with Prudential in China."


CITIC Prudential has seen great success since launching in Guangzhou on 13 October 2000. It is the first Sino-British life insurance joint venture, and is already among the top five providers in the Guangzhou market in terms of new business. CITIC Prudential successfully followed this up with the launch of its second operation in Beijing in August 2003 and its third in Suzhou in September 2004.


CITIC Prudential Shanghai branch is expected to be open for business in the first quarter of 2005.

                                     -ends-


Enquiries to:

Media Prudential plc                      Investors/Analysts

Geraldine Davies        020 7548 3911     Rebecca Burrows         0207 548 3537
Clare Staley            020 7548 3719     Marina Lee-Steere       020 7548 3511
Joanne Davidson         020 7548 3708



Notes to Editors:

Prudential plc

Prudential plc is a leading international financial services group, providing retail financial services and fund management in its chosen markets: the United Kingdom, the United States, Asia and continental Europe.


Prudential has been writing life insurance in the United Kingdom for over 150 years and has had the largest long-term fund in the United Kingdom for over a century. Prudential has over 16 million customers worldwide and over GBP170 billion of funds under management (as of 30 June 2004).


In the United Kingdom Prudential is a leading life and pensions provider offering a range of retail financial products. M&G is Prudential's UK & European Fund Manager, with around GBP112 billion of funds under management. Jackson National Life, acquired by Prudential in 1986, is a leading provider of long-term savings and retirement products to retail and institutional customers throughout the United States. Egg plc, in which Prudential has a 78 per cent shareholding, provides banking, insurance and investment products through its internet site www.egg.com.


Prudential is the leading European-based life insurer in Asia with 24 operations in 12 countries. Across the region Prudential Corporation Asia has 11 operations with a top-five market share.


About CITIC Group (China International Trust and Investment Corporation)

CITIC was established on October 4 1979 by Rong Yiren. The creation of CITIC was initiated and approved by Deng Xiaoping, chief architect of China's reform.

CITIC is a window on the way China has opened to the outside world. Since its inception, CITIC has always adhered to the principle of innovation. In line with government laws, regulations and policies, CITIC has attracted and utilised foreign capital, introduced advanced technologies, and adopted advanced and scientific international practices in operations and management. CITIC has established successful, strong performing businesses in many fields. As a result, CITIC has made significant contributions to the country's reform and opening up drive and has improved China's reputation both domestically and abroad.


CITIC has grown into a large multinational conglomerate. It now owns 44 subsidiaries in countries including Hong Kong, the United States, Canada, Australia and New Zealand. The company has also set up representative offices in Tokyo, New York and Frankfurt. CITIC's core business ranges from financial services to service industries. By the end of 2003, CITIC had total assets of over RMB 596 billion (US$72 billion).

* Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has over US$300 billion (GBP170 billion) in assets under management, as at 30 June
2004. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.



Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.










                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 19 November 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/      Clare Staley
                                                  Head of Group Media Relations